Exhibit 99.1

WESTERN COPPER AND GOLD CORPORATION
(Formerly Western Copper Corporation)

ANNUAL INFORMATION FORM

For the year ended
December 31, 2011

2050 – 1111 West Georgia Street
Vancouver, British Columbia
V6E 4M3

Dated: March 26, 2012

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PRELIMINARY NOTES

In this Annual Information Form, Western Copper and Gold Corporation (formerly Western Copper Corporation), including all subsidiaries as the context requires, is referred to as "Western", the "Company", or “we”. All information contained herein is as at March 26, 2012 unless otherwise stated.

Financial Statements

All financial information in this Annual Information Form (“AIF”) is prepared in accordance with International Financial Reporting Standards (“IFRS”).

This AIF should be read in conjunction with the Company’s audited annual consolidated financial statements and notes thereto, as well as with the management’s discussion and analysis for the year ended December 31, 2011. The financial statements and management’s discussion and analysis are available at www.westerncopperandgold.com and under the Company’s profile on the SEDAR website at www.sedar.com.

Currency

All sums of money which are referred to in this AIF are expressed in lawful money of Canada, unless otherwise specified.

Disclosure of Mineral Resources

Disclosure about our exploration properties in this AIF uses the terms “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, standards of disclosure for mineral projects of the Canadian Securities Administrators, set out in the Canadian Institute of Mining (CIM) Standards. All disclosure about our exploration property conforms to the standards of U.S. Securities and Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” which are discussed below.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral
Resources and Indicated Mineral Resources

This AIF may use the terms “Measured Mineral Resource” and “Indicated Mineral Resource”. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the Mineral Resources in these categories will ever be converted into Mineral Reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral
Resources

This AIF may use the term “Inferred Mineral Resources”. We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this AIF and the documents incorporated by reference herein that are not historical facts are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of any estimated future production, costs of production, and capital expenditures; project schedules; recommended work programs; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mineral exploration or mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Such statements are included, among other places, in this AIF under the headings "Development of the Business", "Risk Factors" and "Mineral Properties" and in the documents incorporated by reference herein.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Western to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled "Risk Factors" in this AIF.

Although Western has attempted to identify important factors that could affect it and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements may prove to be inaccurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Western does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events unless required by applicable securities law.

The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates and results, continued availability of capital and financing, availability of equipment and personnel for required operations, the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document. Forward-looking statements and other information contained herein concerning mineral exploration and our general expectations concerning mineral exploration are based on estimates prepared by us using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which we believe to be reasonable. The industries involve risks and uncertainties and are subject to change based on various factors.

CORPORATE STRUCTURE

Name, Address, and Incorporation

Western Copper Corporation was incorporated under the Business Corporations Act (British Columbia) on March 17, 2006. It changed its name to Western Copper and Gold Corporation on October 17, 2011. The Company’s principal office is located at Suite 2050 – 1111 West Georgia Street, Vancouver, BC V6E 4M3. Its registered office address is 10th floor, 595 Howe Street, Vancouver, BC V6C 2T5.

On October 17, 2011, Western Copper Corporation ("Western Copper") completed a plan of arrangement (the "Arrangement") involving Western Copper, its shareholders and subsidiaries. The Arrangement involved, among other things: (i) a series of vertical short form amalgamations involving Western Copper and its wholly-owned subsidiaries to form the Company, (ii) a name change to "Western Copper and Gold Corporation", (iii) amendments to the Company's authorized capital resulting in an unlimited number of common shares and preferred shares, and (iv) certain exchanges of securities resulting in post-Arrangement common shares of the Company, common shares of Copper North Mining Corp. ("Copper North") and common shares of NorthIsle Copper and Gold Inc. ("NorthIsle") being distributed to shareholders of the Company in exchange for their pre-Arrangement common shares of Western Copper.

Intercorporate Relationships

The Company has the following subsidiaries:

GENERAL DEVELOPMENT OF THE BUSINESS

On December 22, 2010, Western issued 9,395,500 units at a price of $2.45 for gross proceeds of approximately $23 million. Each unit comprised one common share of the Company and half of one warrant. Each whole warrant is exercisable for one common share of the Company at a price of $3.45 and expires on December 22, 2012.

On February 9, 2011, the Company’s shares began trading on the NYSE Amex under the symbol “WRN”.

On October 17, 2011, Western Copper completed a plan of arrangement (the “Arrangement”). Pursuant to the Arrangement, Western Copper transferred the Carmacks Copper Project, the Redstone Project, and $2 million in cash to Copper North and the Island Copper property and $2.5 million in cash to NorthIsle in consideration for common shares of each respective company. Western Copper then changed its name to Western Copper and Gold Corp. (“Western”) and distributed the common shares of Copper North and NorthIsle to Western’s shareholders.

Other corporate developments are described throughout this AIF.

DESCRIPTION OF THE BUSINESS

General

Western is an exploration and development company that is directly engaged in the development of the Casino mineral property located in Yukon, Canada. The Casino property is host to one of the largest undeveloped porphyry deposits in Canada containing large amounts of gold, copper, and molybdenum in its one billion tonnes of reserves.

Western completed an updated pre-feasibility study on the Casino property in May 2011. Its current focus is on completing a feasibility study on the project near the end of 2012 and working towards submitting its application for environmental assessment under the Yukon Environmental and Socioeconomic Assessment Act, the first step required to permit the Casino Project.

The Company does not have any producing properties and consequently has no current operating income or cash flow. We are an exploration stage company and have not generated any revenues to date. Commercially viable mineral deposits may not exist on any of our properties.

Trends

Other than noted above, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our operations, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of our financial condition.

RISK FACTORS

The following is a brief description of those distinctive or special characteristics of the Company's operations and industry, which may have a material impact on, or constitute risk factors in respect of the Company's financial performance, business and operations.

History of Net Losses; Uncertainty of Additional Financing; Negative Operating Cash Flow

The Company has received no revenue to date from the exploration activities on its properties and has negative cash flow from operating activities. The Company incurred the following losses: (i) $4,037,115 for the year ended December 31, 2010 and (ii) $22,005,813 for the year ended December 31, 2011. As of December 31, 2011, the Company had an accumulated deficit of $82,173,626. In the event the Company undertakes development activity on any of its properties, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its exploration commitments, to fund administrative overhead and to maintain its mineral interests. The Company will need to raise sufficient funds to meet these obligations as well as fund ongoing exploration, advance pre-feasibility and feasibility studies, and provide for capital costs of building its mining facilities.

Mineral Exploration and Development Activities Inherently Risky

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into mineral deposits with significant value. Unusual or unexpected ground conditions, geological formation pressures, fires, power outages, labour disruptions, flooding, earthquakes, explorations, cave-ins, landslides and the inability to obtain suitable machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The remoteness and restrictions on access of certain of the properties in which the Company has an interest could have an adverse effect on profitability in that infrastructure costs would be higher.

In addition, previous mining operations may have caused environmental damage at certain of the Company's properties. It may be difficult or impossible to assess the extent to which such damage was caused by the Company or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective.

Uncertainty of Mineral Resources and Mineral Reserves

The figures for Mineral Resources and Mineral Reserves with respect to the Casino Project disclosed in this Annual Information Form are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render Resources and Reserves uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause any mining operation to be unprofitable in any particular accounting period.

Possible Loss of Interests in Exploration Properties; Possible Failure to Obtain Applicable Licenses

The agreements pursuant to which the Company acquired its interests in certain of its properties provide that the Company must make a series of payments in cash and/or common shares over certain time periods, expend certain minimum amounts on the exploration of the properties, or contribute its share of ongoing expenditures. If the Company fails to make such payments or expenditures in a timely fashion, the Company may lose its interest in those properties. Further, even if the Company does complete exploration activities, it may not be able to obtain the necessary licenses or permits to conduct mining operations on the properties, and thus would realize no benefit from its exploration activities on the properties. There is no assurance that further applications will be successful.

Title Risks

Although title to its mineral properties and surface rights has been reviewed by or on behalf of the Company, no assurances can be given that there are no title defects affecting such properties. Title insurance generally is not available for mining claims in Canada, and the Company's ability to ensure that it has obtained secure claim to individual mineral properties may be severely constrained. The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests; therefore, the precise area and location of such properties may be in doubt. Accordingly, the properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to conduct work on the properties as permitted or to enforce its rights with respect to its properties.

Risks Associated with Joint Venture Agreements

In the event that any of the Company's properties become subject to a joint venture, the existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company's business prospects, results of operations and financial condition: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of the Company, from exploration through development activities and commercial production, if any, are and will be governed by applicable laws and regulations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company has received all necessary permits for the exploration work it is presently conducting; however, there can be no assurance that all permits which the Company may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which the Company may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. The Company is not currently covered by any form of environmental liability insurance. See "Insurance Risk", below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in exploration.

Environmental Laws and Regulations That May Increase Costs and Restrict Operations

All of the Company's exploration and potential development and production activities are subject to regulation by Canadian governmental agencies under various environmental laws. To the extent that the Company conducts exploration activities or new mining activities in other countries, it will also be subject to the laws and regulations of those jurisdictions, including environmental laws and regulations. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in the Company's intended activities. Future changes in these laws or regulations could have a significant adverse impact on some portion of the Company's business, causing it to re-evaluate those activities at that time.

Costs of Land Reclamation

It is difficult to determine the exact amounts that will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Company. There is a potential future liability for cleanup of tailings deposited on the mining license areas during previous periods of mining and reprocessing. It is not possible to quantify at this time what the potential liability may be and detailed assessments need to be made to determine future land reclamation costs, if any, due to this potential liability.

Assets in remote locations

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company's mineral projects. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company's activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce metals at any of its properties. Climate change or prolonged periods of inclement weather may severely limit the length of time in which exploration programs and development activities may be undertaken.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation and or development of the Company's properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation and or development of the Company's properties will be commenced or completed on a timely basis, if at all; that the resulting operations will achieve the anticipated production volume; or that the construction costs and ongoing operating costs associated with the exploitation and or development of the Company's properties will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations and profitability.

High Metal Prices Increasing the Demand For, and Cost Of, Exploration, Development and Construction Services and Equipment

The strength of metal prices over the past several years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. The costs of such services and equipment may continue to increase if current trends continue. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to an inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

First Nations

Consultation with First Nations groups is required of the Company in the environmental assessment, subsequent permitting, development, and operation stages of its proposed projects. Certain First Nations groups may oppose certain proposed projects at any given stage and such opposition may adversely affect the project(s) in question, the Company's public image, or the Company's share performance.

Canadian law related to aboriginal rights, including aboriginal title rights, is in a period of change. There is a risk that future changes to the law may adversely affect the Company's rights to its Canadian projects.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, including the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. From January 1, 2011 to December 31, 2011, the Company’s shares traded in a range between $1.40 and $4.40 on the TSX. There can be no assurance that continual and significant fluctuations in the price of the common shares of the Company will not occur.

Changes in the Market Price of Common Shares may be Unrelated to its Results of Operations and Could Have an Adverse Impact on the Company

The Company's common shares are listed on the TSX and the NYSE Amex. The price of the Company's common shares is likely to be significantly affected by short-term changes in copper and gold prices or in its financial condition or results of operations. Other factors unrelated to the Company's performance that may have an effect on the price of the Company's shares include the following: a reduction in analytical coverage by investment banks with research capabilities; a drop in trading volume and general market interest in the Company's securities may adversely affect an investors' ability to liquidate an investment and consequently an investor's interest in acquiring a significant stake in the Company; a failure to meet the reporting and other obligations under relevant securities laws or imposed by applicable stock exchanges could result in a delisting of the Company's common shares and a substantial decline in the price of the common shares that persists for a significant period of time.

As a result of any of these factors, the market price of the Company's common shares at any given point in time may not accurately reflect their long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Metal Price Volatility

Factors beyond the control of the Company may affect the marketability of any ore or minerals discovered at and extracted from the Company's properties. Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. The effect of these factors cannot accurately be predicted.

The price of each of copper and gold has a history of extreme volatility. The price of the Company's common shares and the Company's financial results may be significantly adversely affected by a decline in the price of copper or gold. The price of each of copper and gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company's control such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, by-product production levels from base-metal mines, and the political and economic conditions of major copper and gold-producing countries throughout the world.

From January 1, 2010 to December 31, 2011, the price of gold for the 10:30 a.m. fixings on the London Bullion Market ranged from approximately US$1,050 per ounce to approximately US$1,900 per ounce. Some factors that affect the price of gold include: industrial and jewelry demand; central bank lending or purchases or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global political or economic events; and costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar. All of the above factors can, through their interaction, affect the price of gold by increasing or decreasing the demand for or supply of gold.

From January 1, 2010 to December 31, 2011, the price of copper on the London Metal Exchange ("LME") has ranged from approximately US$6,000 per tonne to approximately US$10,000 per tonne. Some factors that affect the price of copper include: industrial demand; forward or short sales of copper by producers and speculators; future level of copper production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Copper prices are also affected by macroeconomic factors including: confidence in the global economy; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the strength of, and confidence in, the U.S. dollar, the currency in which the price of copper is generally quoted, and other major currencies; global political or economic events; and costs of production of other copper producing companies whose costs are denominated in currencies other than the U.S. dollar. All of the above factors can, through their interaction, affect the price of copper by increasing or decreasing the demand for or supply of copper.

Currency Fluctuations May Affect the Costs of Doing Business

The Company's activities and offices are currently located in Canada. Copper and gold are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company's activities in Canada may be denominated in currencies not directly related to the price of the U.S. dollar. Any appreciation of these currencies vis-à-vis the U.S. dollar could increase the Company's cost of doing business in these countries. In addition, the U.S. dollar is subject to fluctuation in value vis-à-vis the Canadian dollar. The Company does not utilize hedging programs to any degree to mitigate the effect of currency movements.

Future issuances of securities will dilute shareholder interests

Issuances of additional securities including, but not limited to, common stock pursuant to any financing and otherwise, could result in a substantial dilution of the equity interests of our shareholders.

Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management team. See "Directors and Officers" in this Annual Information Form for details of the Company's current management. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not maintain key employee insurance on any of its employees. The Company depends on key personnel and cannot provide assurance that it will be able to retain such personnel. Failure to retain such key personnel could have a material adverse effect on the Company's business and financial condition.

Competition

Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which the Company conducts operations. As a result of this competition, much of which is with large established mining companies with substantially greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mining claims or financing on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified directors, officers and employees.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms in accordance with the Business Corporations Act (British Columbia). From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. For a detailed list of roles played by directors and officers in other companies, see "Directors and Officers" in this Annual Information Form.

Effecting Service of Process on the Company's Directors

Since certain of the Company's directors live outside of Canada, it may not be possible to effect service of process on them and since all or a substantial portion of their assets are located outside Canada, there may be difficulties in enforcing judgments against them obtained in Canadian courts.

Insurance Risk

The mining industry is subject to significant risks that could result in damage to or destruction of property and facilities, personal injury or death, environmental damage and pollution, delays in production, expropriation of assets and loss of title to mining claims. No assurance can be given that insurance to cover the risks to which the Company's activities are subject will be available at all or at commercially reasonable premiums. The Company currently maintains insurance within ranges of coverage that it believes to be consistent with industry practice for companies at a similar stage of development. The Company carries liability insurance with respect to its mineral exploration operations, but is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is unavailable or prohibitively expensive. The payment of any such liabilities would reduce the funds available to the Company. If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that costs may continue to increase with corporate governance related requirements, including, without limitation, requirements under National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings,

National Instrument 52-110 – Audit Committees and National Instrument 58-101 – Disclosure of Corporate Governance Practices and the conversion to International Financial Reporting Standards.

The Company also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers.

We expect to be a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse U.S. federal income tax consequences for shareholders who are U.S. persons.

We generally will be a “passive foreign investment company” (a “PFIC”) under the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), if (a) 75% or more of our gross income is “passive income” (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) in any taxable year, or (b) if at least 50% or more of the quarterly average value of our assets produce, or are held for the production of, passive income in any taxable year. A shareholder who is a "U.S. person" (as such term is defined in the Code) should be aware that we believe that we were a PFIC during one or more prior taxable years, and based on current business plans and financial projections, we expect to be a PFIC for the current taxable year and for the foreseeable future. If we are a PFIC for any taxable year during which a U.S. person holds common shares of the Company, it would likely result in materially adverse U.S. federal income tax consequences for such U.S. person, including, but not limited to, any gain from the sale of our common shares would be taxed as ordinary income, as opposed to capital gain, and such gain and certain distributions on our common shares would be subject to an interest charge, except in certain circumstances. It may be possible for U.S. persons to fully or partially mitigate such tax consequences by making a “qualified electing fund election,” as defined in the Code (a “QEF Election”). We currently intend to make available to shareholders who are U.S. persons, upon their written request: (a) information as to our status as a PFIC, and (b) for each year in which we are a PFIC, all information and documentation that a shareholder making a QEF Election with respect to us is required to obtain for U.S. federal income tax purposes. However, there is no assurance that the Company will satisfy the record keeping requirements that apply to a PFIC, or that the Company will continue to supply shareholders with the information that the shareholder is required to report under the rules applicable to making a QEF Election. Therefore, if the Company is a PFIC in any taxable year, there is no assurance that the shareholder will be able to make a QEF Election in respect of the Company's common shares. The PFIC rules are extremely complex. A U.S. person holding the Company's common shares is encouraged to consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

MINERAL PROPERTIES

The Company’s Casino Project is located in the Yukon Territory in Canada.

Casino Project (Yukon, Canada)

The Casino Project is a material property for the purposes of National Instrument 43-101. The following is the summary from the technical report entitled “Casino Project, NI 43-101 Technical Report Pre-Feasibility Study Update, Yukon Territory, Canada – Revision 1” (the “2011 Pre-Feasibility Update”) dated May 17, 2011 and prepared by Conrad E. Huss, P. Eng., Gary Giroux, P. Eng., MASc., and Michael G. Hester, FAus IMM, Scott Casselman, P.Geo., Thomas L. Drielick, P.E., Bruno Borntraeger, P.Eng., and Jesse L. Duke, P. Geo. each of whom is a qualified person pursuant to National Instrument 43-101. The 2011 Pre-Feasibility Update is incorporated by reference in this AIF.

Subsequent to the release of the 2011 Pre-Feasibility Update, Western completed the Arrangement. As part of the Arrangement all rights and obligations relating to the Casino Project were transferred to Casino Mining Corp., a wholly-owned subsidiary of Western. All references to CRS Copper Resources Corp. (“CRS”) in the summary below refer to Casino Mining Corp. as at the date of this report.

The complete 2011 Pre-Feasibility Update may be viewed under our profile at www.sedar.com or on our website at www.westerncopperandgold.com.

1.3.1 Project Description

The Casino Project is an open-pit mine and concentrator complex located in the Yukon Territory of Canada. Western is working with Yukon and Alaskan stakeholders and First Nations to advance this project.

The design basis for the sulphide ore processing facilities is 120,000 dry tonnes per day (t/d) or 43.8 million dry tonnes per year (t/y). Metals to be recovered are copper, gold, molybdenum and silver.

Approximately 859 million tonnes of ore will be mined and processed through the concentrator directly in the first 20 years; following which an additional 117 million tonnes of lower grade material will be reclaimed from stockpile and milled in the last four years of the mine’s 23 year life for a total of 975.8 million tonnes (reserves) processed through the concentrator over the life of the mine. Ore grade to the sulphide process plant is estimated to average 0.202% copper, 0.238 grams/tonne (g/t) for gold, 0.0229% molybdenum, and 1.73 g/t silver.

Ore to be milled will be transported from the mine to the primary crusher by off-highway haulage trucks. Mineral concentrates of copper and molybdenum will be produced by conventional flotation technology. The gold and silver will report in the copper concentrate and will be recovered in the smelting process resulting in credits to WCC. Gold contained in the sulphide fraction of the flotation tailings will be recovered by leaching and CIL processing.

In addition to the concentrator, there will be a separate carbon column operation for oxide ore. Oxide ore will be transported from the mine to a run of mine heap leaching facility by off-highway haulage trucks. Gold and silver bullion (doré) produced will be shipped by truck to metal refineries.

The design basis for oxide ore processing is 25,000 t/d. Approximately 81.6 million tonnes of ore (reserves) will be mined during the seven years of the project. The overall oxide ore grade is estimated to average 0.370 g/t of gold, 2.55 g/t of silver, and 0.041% copper. Copper will be recovered, as a precipitate, by the SART process to control the quality of the leach solution. This precipitate will be shipped to smelters with concentrate from the sulphide processing.

Tailings deposition will begin with two high capacity tailings thickeners with gravity flow to a sand plant at the tailings management facility. The tailings will be cycloned and the coarse fraction used for dam construction. A starter dam will be constructed from borrowed material, mine overburden, and material from site development.

The study assumes freshwater will be sourced from a) wells and b) segregated freshwater impounded in the tailings facility.

The project includes a power island consisting of two gas turbine generators complete with heat recovery boilers and a single steam driven generator, and internal combustion engine driven generators for a total installed generation capacity of 149 MW. Liquefied natural gas (“LNG”) will be imported to the site and gasified to provide natural gas to fuel the power generation plant. In the event that an Alaska-Canada natural gas pipeline is constructed, the project may elect to connect to this pipeline to supply natural gas directly for power generation.

A new all-weather access road (approximately 132 km) will be established to service the plant. Amongst other functions, the road will be used to transport concentrate to the Skagway, Alaska port as well as to transport various commodities from the port to the mine.

A new airstrip will be constructed to accommodate appropriately sized aircraft. The existing airstrip will be razed in preparation for grading for process facilities.

The staffing plan for the Casino project for year 3 of operations includes the following areas:

Mining	320
G&A	40
Concentrator	206
Heap Leach	42
Total	608

1.3.2 Property Location

The Casino porphyry copper-gold-molybdenum deposit is located at latitude 62° 44'N and longitude 138° 50'W (NTS map sheet 115J/10), in west central Yukon, in the north-westerly trending Dawson Range mountains, 300 km northwest of the territorial capital of Whitehorse. Figure 1.3 -1 is a map showing the location of Casino property in relation to the Yukon, British Columbia and the Northwest Territories.

The area around Casino has been subject to increasing staking and exploration activity over the past few years. Over 100 mining companies are now actively working in the general region. Two properties have defined reserves, the Carmacks Copper Project and the Minto Mine, both of which are discussed in Section 1.17, Adjacent Properties.

Exploration projects in the area include the following:

  To the west, Kaminak Resources is exploring for gold on their Coffee Creek property. Cariboo Rose Resources holds 253 contiguous claims adjacent to and west of the Casino claims property.

  To the north, Kinross Gold Corporation has acquired the White Gold property.

  To the east, Northern Tiger Resources continues to explore the Sonora Gulch property, with a new focus on copper-gold porphyry-style mineralisation, and Northern Freegold Resources, Ltd. is actively drilling on their Freegold Mountain claims.

  To the south Dehua International, a Chinese company, has acquired mineral claims.

The project is located on Crown land administered by the Yukon Government and is within the Selkirk First Nation traditional territory and the Tr’ondek Hwechin First Nation traditional territory lies to the north. The proposed access road crosses into Little Salmon Carmacks First Nation traditional territory to the south.

1.3.3 Property Description

The Dawson Range forms a series of well-rounded ridges and hills that reach a maximum elevation of 1,675 m above mean sea level (ASL). The ridges rise above the Yukon Plateau, a peneplain at approximately 1200 m ASL, which is deeply incised by the mature drainage of the Yukon River watershed.

The characteristic terrain consists of rounded, rolling topography with moderate to deeply incised valleys. Major drainage channels extend below 1,000 m elevation. Most of the project lies between the 650 m elevation at Dip Creek and an elevation of 1,400 m at Patton Hill. The most notable local physical feature is the Yukon River, which flows to the west about 16 km north of the project site.

Figure 1.3 -1: Property Location Map

1.3.4 Mineral Tenure, Royalties and Agreements

The Casino property presently consists of 705 full and partial active quartz mineral claims in good standing. The total area covered is 13,124 (Hectares). CRS Copper Resources Corp. (“CRS”), a 100% subsidiary of Western Copper Corporation (“WCC”), is the registered owner of all claims.

The historical claims held by prior owners of the project and transferred as part of WCC’s plan of arrangement with Lumina Resources Corp. (“Lumina”) consist of the Casino “A”, “B” and “JOE” claims.

From 2007 to 2010 Western Copper significantly increased size of the property by adding following claim blocks:

  188 VIK mineral claims, covering an area of 3,416 ha, were staked in June 2007.
  94 CC claims, covering an area of 1,933 ha, and the 63 BRIT claims, covering an area of 1,223 ha, were staked in late June 2008.
  136 AXS mineral claims, covering an area of 2,845 ha, were staked in October 2009.
  63 AXS mineral claims, covering an area of 1,318 ha, were staked in May 2010.

Certain portions of the Casino property remain subject to royalty agreements in favour of Strategic Metals Ltd. (“Strategic Metals”) and to an option agreement with Wildrose Resources Ltd. (“Wildrose”) and Great Basin Gold Ltd. (“Great Basin”).

The royalties and agreements are as follows:

  A 5% Net Profit Royalty on the Casino A, B and JOE claims in favour of Strategic Metals.

  The Casino B claims are subject to an agreement between CRS and Wildrose whereby Wildrose agrees to maintain the Casino A and B claims in good standing until May 2, 2020. In exchange, Wildrose has the right to acquire the Casino B claims for $1 each, payable on May 2, 2020.

  Wildrose may acquire the Casino B claims at any time prior to May 2, 2020 by making a CND$200,000 payment to CRS. The payment will relieve Wildrose of any further maintenance obligations respecting the Casino A claims.

  CRS will pay CND$1,000,000 Production Payment to Great Basin within 30 days of a production decision.

1.3.5 Geology and Mineralization

The geology of the Casino deposit is typical of many porphyry copper deposits. The deposit is centred on an Upper Cretaceous-age; east- west elongated tonalite porphyry stock that intrudes Mesozoic granitoids of the Dawson Range Batholith and Palaeozoic schists and gneisses of the Yukon Crystalline Complex. Intrusion of the tonalite stock into the older rocks caused brecciation of both the intrusive and the surrounding country rocks along the northern, southern and eastern contact of the stock. Brecciation is best developed in the eastern end of the stock where the breccia can be up to 400 metres wide in plan view. To the west, and along the north and south contact, the breccias narrow gradually to less than 100 metres. Little drilling has been done at the western end of the tonalite stock and it is not known if the breccia is present along this contact. Intruded into the tonalite stock and surrounding granitoids and metamorphic rocks are younger, non-mineralized dykes of similar composition to the older tonalite stock and a late diatreme, which forms both pipe-like body in the west and a dyke-like body in the east. The overall dimensions of the intrusive complex are approximately 1.8 by 1.0 kilometres.

Primary copper, gold and molybdenum mineralization was deposited from hydrothermal fluids that exploited the contact breccias and fractured wall rocks. Better grades occur in the breccias and gradually decrease outwards away from the contact zone both towards the centre of the stock and outward into the granitoids and schists. A general zoning of the primary sulphides occurs with chalcopyrite and molybdenite occurring in the tonalite and breccias grading outward into pyrite dominated mineralization in the surrounding granitoids and schists.

1.3.6 Exploration and Sampling

Since the previous Pre-feasibility Study in 2008, Western Copper has drilled 26,239.75 m of core in 104 drill holes including 18 holes totalling 2,238.71 metres for geotechnical, hydrogeological and a single water well drill-hole. The focus of the bulk of the non-geotechnical drilling was on defining the margins of the mineralized body and on infilling areas of inferred mineralization to 100 metre spacing.

In 2010, all Pacific Sentinel’s historic drill core stored at the Casino Property was re-logged.

The purpose of the re-logging was to provide data for the new lithology and new alteration models.

In 2009, Quantec Geoscience Limited of Toronto, Ontario performed Titan-24 Galvanic Direct Current Resistivity and Induced Polarization (DC/IP) surveys as well as a Magnetotelluric Tensor Resistivity (MT) survey over the entire grid. Magnetotelluric Resistivity results in high resolution and deep penetration (to 1 km) and The Titan DC Resistivity & Induced polarization provides reasonable depth coverage to 750 m.

1.3.7 Metal Pricing

The following table shows a summary of metal pricing that has been used for this report

Table 1.3 -1: Summary of Metal Pricing

	Copper	Gold	Molybdenum	Silver
Resources	$2.00/lb	$875.00/oz	$11.25/lb	$11.25/oz
Reserves	$2.75/lb	$950.00/oz	$15.00/lb	$15.00/oz
Financial Model	$3.04/lb	$1,061.34/oz	$17.58/lb	$17.80/oz

1.3.8 Mineral Resource Estimate

Table 1.3 -2 summarizes the mineral resources for the Casino Project.

Table 1.3 -2: Mineral Resource-Inclusive of Mineral Reserve

Supergene and Hypogene Zones (Mill Resource)	Cutoff CuEq (%)	Ore Mtonnes	Copper (%)	Gold (g/t)	Moly (%)	Silver (g/t)	CuEq (%)
Measured Mineral Resource Supergene Oxide Supergene Sulfide Hypogene Total Measured Resource	0.25 0.25 0.25 0.25	25 36 32 93	0.28 0.39 0.32 0.34	0.52 0.41 0.38 0.43	0.026 0.029 0.026 0.027	2.38 2.34 1.94 2.21	0.77 0.84 0.73 0.78
Indicated Mineral Resource Supergene Oxide Supergene Sulfide Hypogene Total Indicated Resource	0.25 0.25 0.25 0.25	36 216 711 963.6	0.23 0.24 0.17 0.19	0.21 0.22 0.21 0.21	0.019 0.019 0.023 0.022	1.44 1.72 1.65 1.66	0.46 0.50 0.45 0.46
Measured/Indicated Mineral Resource Supergene Oxide Supergene Sulfide Hypogene Total Meas/Indicated Resource	0.25 0.25 0.25 0.25	61 252 743 1057	0.25 0.26 0.17 0.20	0.34 0.25 0.22 0.23	0.022 0.021 0.023 0.022	1.83 1.81 1.66 1.71	0.59 0.55 0.46 0.49
Inferred Mineral Resource Supergene Oxide Supergene Sulfide Hypogene Total Inferred Resource	0.25 0.25 0.25 0.25	26 102 1568 1696	0.26 0.20 0.14 0.14	0.17 0.19 0.16 0.16	0.010 0.010 0.020 0.019	1.43 1.49 1.36 1.37	0.41 0.38 0.37 0.37
Leached Cap/Oxide Gold Zone (Heap Leach Resource)	Cutoff Gold (g/t)	Ore Mtonnes	Copper (%)	Gold (g/t)	Moly (%)	Silver (g/t)	CuEq (%)
Measured Mineral Resource Indicated Mineral Resource	0.25 0.25	31 53	0.05 0.03	0.52 0.33	0.025 0.017	2.94 2.36	N.A. N.A.
Measured/Indicated Resource	0.25	84	0.04	0.40	0.020	2.57	N.A.
Inferred Mineral Resource	0.25	17	0.01	0.31	0.008	1.93	N.A.
CuEq is based on metal prices of US$2.00/lb copper, $US875/oz gold, US$11.25/lb molybdenum, and US$11.25/oz silver and assumes 100% metal recovery.

The supergene oxide, supergene sulfide and hypogene zones are mill resources and are tabulated at a 0.25% copper equivalent cutoff grade. Measured and indicated supergene and hypogene resources amount to 1.06 billion tonnes at 0.20% copper, 0.23 g/t gold, 0.022% molybdenum, and 1.71 g/t silver. Inferred resources is an additional 1.7 billion tonnes at 0.14% copper, 0.16 g/t gold, 0.019% molybdenum, and 1.71 g/t silver.

The leach cap contains heap leachable ore and is tabulated at a 0.25 g/t gold cutoff grade. Measured and indicated heap leach ore amounts to 84.0 million tonnes at 0.40 g/t gold, 2.57 g/t silver, and 0.04% copper. Inferred resource is an additional 17 million tonnes at 0.31 g/t gold, 1.93 g/t silver, and 0.01% copper.

Copper equivalent (CuEq) is determined using the following metal prices: Cu - US$2.00 / lb, Au - US$875.00 / oz, Ag - US$11.25 / oz and Mo - US$11.25 / lb and is calculated as follows: CuEq % = (Cu %) + (Au g/t x 28.13/44.1) + (Mo % x248.06/44.1) + (Ag g/t x 0.36/44.1)

The copper equivalent calculation reflect gross metal content and does not apply any adjustment factors for difference in metallurgical recoveries of gold, copper, silver and molybdenum.

It is important to note that the mineral resources include the mineral reserves reported in the following section.

The current resource estimation for Casino was based on 305 drill holes, 34 of which were completed in 2009 and an additional 56 completed in 2010. In addition Western Copper geologists re-interpreted the geologic model during the 2010 field season, relogging older Pacific Sentinel drill holes from drilling in the 90’s. Finally the collar coordinates previously reported in Mine Grid Units were converted by Yukon Engineering Services to NAD83 UTM coordinates

1.3.9 Mineral Reserve Estimate

Table 1.3 -3 presents the mineral reserve for the Casino Project.

The mill ore reserve amounts to 975.8 million tonnes at 0.202% copper, 0.238 g/t gold, 0.0229% molybdenum, and 1.73 g/t silver. Heap leach reserve is an additional 81.6 million tonnes at 0.370 g/t gold, 2.55 g/t silver, and 0.041% copper.

For this reserve estimate, measured mineral resource was converted to proven mineral reserve and indicated mineral resource was converted to probable mineral reserve, with one exception. The low grade mill ore stockpile is considered probable mineral reserve regardless of the original classification of the in-situ material.

Table 1.3 -3: Mineral Reserve

Mill Ore Reserve:	Ore Ktonnes	Tot Cu (%)	Gold (g/t)	Moly (%)	Silver (g/t)
Proven Mineral Reserve:
Direct Mill Feed/SOX	90,970	0.337	0.438	0.0276	2.23
Probable Mineral Reserve:
Direct Mill Feed/SOX	767,761	0.198	0.227	0.0240	1.73
Low Grade Stockpile	117,063	0.130	0.151	0.0123	1.32
Total Probable Reserve	884,824	0.189	0.217	0.0225	1.68
Proven/Probable Reserve
Direct Mill Feed/SOX	858,731	0.212	0.250	0.0244	1.79
Low Grade Stockpile	117,063	0.130	0.151	0.0123	1.32
Total Mill Ore Reserve	975,794	0.202	0.238	0.0229	1.73

Heap Leach Reserve:	Ore ktonnes	Gold (g/t)	Tot Cu (%)	Moly (%)	Silver (g/t)
Proven Mineral Reserve	29,558	0.494	0.052	n.a.	2.88
Probable Mineral Reserve	52,063	0.299	0.035	n.a.	2.37
Total Heap Leach Reserve	81,621	0.370	0.041	n.a.	2.55

1.3.10 Mining

A mine plan was developed to supply ore to a conventional copper sulphide flotation plant with the capacity to process 43.8 million tonnes per year. Oxide heap leach ore will be mined and stacked on the leach pad as it is encountered. The mine is scheduled to operate two 12 hour shifts per day, 365 days per year. This will require four mining crews. Crews would operate 7 days on 7 days off from a camp which is in on-site.

Mining is by conventional open pit methods with drilled and blasted rock loaded onto rigid frame haul trucks by large electric cable shovels.

1.3.11 Metallurgical Testing

Recent test work by METCON Research on the oxide cap material showed that good recoveries of gold and acceptable cyanide consumptions could be obtained by integrating the cyanide heap leach with the SART process. This process has been adopted for the pre-feasibility study.

Flotation testing by G&T Metallurgical from 2008 to 2011 indicated that copper concentrate grades of 28% copper could be routinely achieved at copper recoveries averaging 83% with a primary grind size of 80% passing 200 µm and a regrind of 80% passing 25 µm. Gold and silver will be recovered with the copper concentrate. Molybdenum will be recovered to a molybdenum concentrate in a separate flotation circuit.

1.3.12 Processing Flowsheet

Mineral concentrates of copper and molybdenum will be produced by conventional flotation technology. Gold contained in the sulphide fraction of the flotation tailing will be recovered by leaching and CIL processing.

The grinding facility will consist of one 40 ft. diameter SAG mill followed by two 27 ft. diameter ball mills. This will be followed by a conventional flotation circuit consisting of tank and column cells with a separate circuit for molybdenum. Copper concentrate will be thickened, filtered and transported by highway legal haul trucks to the Port of Skagway, Alaska.

Molybdenum concentrate will be dried and placed in super sacks for transport. The design basis for the concentrator is 120,000 dry tonnes per day (dt/d). Ore grade to the mill process plant is estimated to average 0.202% copper, 0.0229% molybdenum, 0.238 g/t gold, and 1.73 g/t silver.

Oxide ore will be transported from the mine to a run of mine heap leaching facility by off-highway haulage trucks. Gold and silver bullion produced will be shipped by truck to metal refiners.

The design basis for oxide ore processing is 25,000 t/d. The overall oxide ore grade is estimated to average 0.37 grams/metric tonne (g/t) of gold, 2.55 g/t silver and 0.041% copper. Copper will be recovered, as a precipitate, by the SART process to control the quality of the leach solution.

This precipitate will be shipped to smelters.

1.3.13 Metal Recoveries

The average metal recoveries expected from mill processing following the planned mill feed schedule are noted below:

Copper recovery to copper concentrate for sulphide ores, percent	83
Copper concentrate grade, percent copper	26-28
Gold recovery to copper concentrate for sulphide ores, percent	66
Molybdenum recovery to molybdenum concentrate, percent	57
Molybdenum concentrate grade, percent molybdenum	50-56
Silver recovery to copper concentrate for sulphide ores, percent	50
CIL pyrite tank circuit which recovers gold in the mill feed, percent	10

The metal recoveries expected from oxide ore processing are based on:

Gold recovery, percent	50
Silver recovery, percent	20
Copper recovery to SART precipitate, percent	20
Copper precipitate grade, percent copper	75

1.3.14 Infrastructure

The region is serviced by excellent paved all-weather roads connecting the town of Carmacks, Yukon with Whitehorse and the Port of Skagway Alaska. With the completion of the 132 km Casino access road (Figure 1.7 -1), the project will have an all-weather access route through Carmacks to Whitehorse (approx. 380 km) and to the Port of Skagway (550 km). The Port of Skagway has existing facilities to store and load-out concentrates as well as facilities to receive bulk commodity shipments, fuels and connection to the Alaska Marine Highway. The Port of Skagway is developing plans to expand these facilities to better serve the expanding mining activity in the Yukon and Alaska. Figure 1.7 -4 shows a conceptual rendering of the proposed port facilities.

The City of Whitehorse is the government, financial and commercial hub of the Yukon with numerous business and service entities to support the project and represents a major resource to staff the project. Whitehorse has an international airport and provides commercial passenger and freight service for the region.

1.3.15 Power

An electrical power generation plant will be constructed at the Casino mine and concentrator complex to supply the electrical energy required for operation. The primary electrical power generation will be provided by gas turbine driven generators operating in combined cycle mode (GTCC) to produce up to 130 MW. Internal combustion engine (ICE) driven generators will provide another 19 MW of power for black start capability, emergency power, and to complement the gas turbine generation when required. The gas turbines will be fueled by natural gas. The internal gas combustion engines will have dual fuel capability allowing them to operate on diesel fuel or natural gas.

The ICE units will be installed early in the project to provide construction power and to provide power for the heap leach facility operation prior to the completion of the main power plant and start-up of the concentrator.

Power will be generated at 13.8 kV and stepped up to 34 kV at the main bus for distribution on site.

The study assumes that LNG will be imported from the soon to be constructed LNG export terminal at Kitimat, BC, through the port of Skagway Alaska, and thence to Casino. The LNG will be gasified at site and provide natural gas for the power generator drivers.

1.3.16 Water

The study anticipates that a well field will supply fresh and process makeup water. The wells are expected to be located south-west of the mine along a 20 km stretch of Dipp Creek and will be designed to supply a maximum of 2,000 m3/h. Twenty wells with associated piping matriculation are envisioned and have been costed as part of this study.

A process return reclaim water system made up of a pump barge, booster station and pipeline will return tailings decant water to the process at a nominal rate of 2,500 m³/h. This system will also collect meteoric water that accumulates within the basin. At times, the accumulated water and decant return water may be sufficient for all process requirements, eliminating much of the pumping required from the well field.

1.3.17 Permits

The Yukon Environmental and Socio-economic Assessment Board (YESAB) assesses projects in Yukon for environmental and socio-economic effects under the Yukon Environmental and Socioeconomic Assessment Act (YESAA).

A positive YESAA Screening Report will lead to the three major permit approval procedures.

The three major permits are:

  The Quartz Mining License, including requirements for a reclamation and closure plan, from the Yukon Government Energy, Mines and Resources/ Minerals Management Branch.

  The Type A Water Use License from the Yukon Water Board.

  The Metal Mining Effluent Regulation Schedule 2 Amendment from the Government of Canada.

The Yukon Government will determine the form and amount of security, or bond, to cover the mine reclamation and closure liability.

1.3.18 Operating Costs

Operating costs were determined as average costs over the life of the mine. The annual production basis for the sulphide concentrator is 43.8 million tonnes of ore producing approximately 252,000 tonnes of copper concentrates and 10,000 tonnes of molybdenum concentrates, also approximately 32,000 ounces of gold from the Pyrite CIL circuit. The annual production basis for the oxide leach area is 11.7 million tonnes of ore producing approximately 47,000 ounces of gold, 191,000 ounces of silver, and 1,000 tonnes of copper precipitates. The sulphide milling operation bears all mining costs since the premise of the heap leach is that were it not for the heap leach, the material would be waste.

Table 1.3 -4 summarizes sulphide life of mine operating costs. Heap Leach costs are $2.96 per tonne of leach material for the life of mine.

Table 1.3 -4: Sulphide Operating Costs

Sulphide Operations	C$ per tonne ore
Mining	$3.10
Processing	$6.24
General and Administration	$0.36
Total	$9.70

1.3.19 Capital Cost Estimate

The initial capital investment for complete development of the project is estimated to be $2.1 billion total direct and indirect cost (Table 1.3 -5). Of this figure, $1.92 billion are direct and indirect costs for mining, concentrator and infrastructure including access road and port infrastructure. The remaining $209 million is the cost of a complete mine site power plant as estimated by Kerr Wood Leidal Associates Ltd.

Table 1.3 -5: Capital Costs

Capital Costs	(millions)
Mine (including pre-stripping)	$382
Mill & Flotation	$611
Tailings	$136
Heap Leach	$70
Sub-Total	$1,200
Engineering & Management	$164
Camp	$64
Power Plant (includes Heap power)	$209
Access Road	$99
Port	$5
Airstrip	$16
LNG Facility	$51
Contingency	$276
Owner's Costs	$44
Grand Total	$2,128

The life-of-mine sustaining capital for the processing plant is estimated at $419 million and for the mine is estimated at $156 million.

1.3.20 Project Schedule

Construction of the mine and concentrator complex will begin in the 2nd quarter of 2015 and be completed in the 2nd quarter of 2019. The heap leach facility will be operational in the 3rd quarter of 2017. It is anticipated that the construction work force will peak at about 1600 persons at site with additional resources deployed along the route of the new access road.

It may be possible to accelerate the permitting timeline to move these dates forward by approximately 6 months.

Schedule milestones are as follows:	Activity Dates
Feasibility Study and associated activities	May 2011 to March 2013
Permitting Program	January 2012 to August 2015
Basic Engineering	April 2013 to June 2014
Detail Engineering	July 2014 to January 2018
Limited notice to proceed with construction	February 2015
Earthwork and road construction	February 2015 to May 2017
Secure final financing and full notice to proceed	Oct 2015 to November 2015
Procurement	June 2014 to December 2018
Phased camp construction	August 2014 to July 2016
Airport construction	May 2015 to October 2016
Heap leach facilities construction	April 2016 to May 2017
Phased power plant construction	June 2016 to January 2019
Full production oxide plant	July 2017 to July 2024
Mill facilities construction	April 2018 to May 2019
Start-up mill with sulphide ore	May 2019 to December 2019
Full production sulphide mill	January 2020 to December 2042

1.3.21 Financial Analysis

The base case for development of the Casino deposit will provide a pre-tax Internal Rate of Return (“IRR”) of 19.8% and an undiscounted Net Present Value (“NPV”) of $6.1 billion, based on 100% equity. The after-tax IRR is 16.4% with an undiscounted NPV of $4.3 billion. The base case financial evaluation uses LME three-year historical rolling average commodity prices as of the end of March 2011.

This approach is considered to be an industry standard and consistent with the guidance of the United States Securities and Exchange Commission. The values in this report are in Canadian currency, and assume an exchange rate of one to one between U.S. and Canadian dollars.

The table below shows production and financial estimates for the life of the mine and for to the first four years of operation. Higher ore grades and greater concentrate production during the initial four years of operation provide an accelerated cash flow during this period and achieves capital payback in 3.3 years.

Table 1.3 -6: Production and Financial Estimates

	Years 1-4	Life of Mine
Average Annual Pre-Tax Cashflow	$631,292	$336,762
Average Annual After-Tax Cashflow	$575,884	$260,931
Average NSR (sulphide ore)	$27.51	$19.80

Average Annual Mill Feed Grade
Copper (%)	0.310%	0.202%
Gold (g/t)	0.377	0.238
Silver (g/t)	2.113	1.727
Molybdenum (%)	0.025%	0.023%

Average Concentrate Production
Copper (dry ktonnes)	375	252
Molybdenum (dry ktonnes)	11	10

Average Annual Metal Production
Copper & Molybdenum Concentrate (M lb)
Copper (Mlbs)	232	155
Gold (kozs)	329	214
Silver (kozs)	1,395	1,178
Molybdenum (klbs)	13,143	12,222
Gold/Silver Doré
Gold (kozs)	107	47
Silver (kozs)	163	191
Copper Precipitate
Copper (Mlbs)	1.9	2.1

1.3.22 Author’s Recommendations and Conclusions

Based upon the encouraging financial performance indicated by the pre-feasibility study, M3 recommends Western Copper Corporation consider proceeding to full feasibility evaluation of the Casino property.

Western Copper Corporation should continue to further define the resource through exploration drilling, particularly in the more sparsely drilled area west of the main zone and deep drilling adjacent to the microbreccia pipe.

Western Copper Corporation should continue with the environmental studies and permitting efforts now underway.

Western Copper Corporation should continue with the engineering effort in support of permitting and to advance efforts toward preparation of a full feasibility study.

Western Copper Corporation should continue to monitor developments in the Yukon, northern British Columbia and Alaska to be in a position to participate in infrastructure development that might be beneficial to the advancement of the Casino project.

The Casino mineral occurrence can be successfully and economically exploited by proven mining and processing methods under the conditions and assumptions outlined in this report.

Opportunities exist to enhance the project’s economics, including:

  Conversion of more inferred resources into measured and indicated;

  Increasing the overall resource;

  Sharing of infrastructure development costs with other parties;

  Refined engineering during the feasibility study; and

  Investigation of closer sources of lime.

Work Undertaken in 2011

Western’s main focus during the first half of 2011 was completing the 2011 Pre-Feasibility Study Update. Based on the positive results of the 2011 Pre-Feasibility Update, Western conducted further work to progress the project toward a feasibility study. This work included a geotechnical drilling program at site.

Western also continued its environmental data collection and monitoring program in 2011. This information will be used to prepare the environmental assessment for the Casino Project

Work Plan for 2012

Western has initiated work towards a full feasibility study, including additional metallurgical work and power supply studies. The feasibility study is expected to be completed near the end of 2012.

Western is working towards submitting its application for environmental assessment under the Yukon Environmental and Socioeconomic Assessment Act, the first step required to permit the Casino project.

DIVIDENDS

The Company has not paid any dividends on its common shares since its incorporation, nor has it any present intention of doing so. The Company anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The authorized capital of the Company consists of the following:

1.	Unlimited number of Common Shares without par value. As of the date of this AIF, there are 93,282,503 common shares outstanding.

All of the issued common shares of the Company are fully paid and non-assessable. All of the common shares issued rank equally as to dividends, voting rights (one vote per share) and distribution of assets on winding up or liquidation. Shareholders have no pre-emptive rights, nor any right to convert their common shares into other securities. There are no existing indentures or agreements affecting the rights of shareholders other than the Notice of Articles and Articles of the Company;

2.

Unlimited number of Preferred Shares without par value, with the following special rights and restrictions: they may be issued in one or more series and the directors may from time to time fix the number and designation and create special rights and restrictions. Preferred shares would rank in priority, with respect of payment of dividends and distributions of assets on a liquidation, dissolution or winding-up of the Company, to shares ranking junior to the preferred shares including common shares. Preferred shares do not give the holders any right to receive notice of or vote at general or special meetings of the Company. As of the date of this AIF, there are no Preferred Shares outstanding.

Stock Options

The Company has a stock option plan pursuant to which the directors of the Company are authorized to grant stock options to directors, officers, employees, and consultants of the Company and its subsidiaries.

As at March 23, 2012, the following stock options were outstanding under the stock option plan:

Expiry Date	Number of stock options	Exercise price

June 6, 2012	420,000	$1.72
June 24, 2013	445,000	$1.14
May 12, 2014	462,000	$0.55
October 19, 2014	100,000	$1.85
March 30, 2015	100,000	$1.74
July 16, 2015	731,667	$0.79
November 4, 2015	100,000	$1.50
July 6, 2016	1,475,000	$2.84
September 14, 2016	200,000	$2.84

TOTAL	4,033,667

Warrants

As at March 23, 2012, the Company had the following warrants outstanding, each of which entitles the holder thereof to acquire one common share of the Company at the price set forth below.

Expiry Date	Number of warrants	Exercise price

December 4, 2012	2,150,000	$2.60
December 22, 2012	4,697,750	$3.45

TOTAL	6,847,750

Pursuant to the Arrangement completed on October 17, 2011, as described under Development of Business, as at the date of this AIF, Western is only entitled to receive 77% of the proceeds from each Warrant exercised.

MARKET FOR SECURITIES

The common shares of the Company are listed on the Toronto Stock Exchange under the symbol “WRN”. During the Company's most recently completed financial year, the Company’s common shares traded as follows:

Month	High	Low	Total Volume
January	4.40	2.65	16,365,929
February	4.20	3.30	11,660,419
March	3.80	2.40	10,734,306
April	4.15	3.14	9,281,397
May	3.66	2.75	7,353,175
June	3.40	2.64	6,376,516
July	3.49	3.05	4,591,586
August	3.39	2.53	3,390,612
September	3.27	2.21	3,956,406
October	2.65	1.85	3,933,303
November	2.51	1.58	2,592,616
December	2.00	1.40	4,043,618

Certain of the Company’s warrants are listed on the Toronto Stock Exchange under the symbol “WRN.WT”. The following table sets forth the trading details of the warrants of the Company during the Company's most recently completed financial year:

Month	High	Low	Volume
January	1.96	0.61	852,127
February	1.85	1.21	494,505
March	1.40	0.56	535,500
April	1.65	0.79	300,824
May	1.25	0.90	128,875
June	1.20	0.77	48,135
July	1.10	0.84	82,900
August	0.91	0.50	43,585
September	0.71	0.35	40,350
October	0.37	0.09	178,600
November	0.50	0.16	126,560
December	0.22	0.11	73,700

PRIOR SALES

The Company issued the following securities which are not listed or quoted on a marketplace during the most recently completed financial year:

Grant Date	Number of Stock Options	Exercise Price[1]
July 6, 2011	1,475,000	$3.11
September 14, 2011	200,000	$3.11

(1)	The exercise price of the stock options noted above was modified to $2.84 pursuant to the Arrangement completed on October 17, 2011. No other terms of the stock options was modified.

ESCROWED SECURITIES

None of the Company’s securities are held under an escrow or similar arrangement.

DIRECTORS AND OFFICERS

Name, Occupation, and Experience

The following table sets forth all current directors and executive officers as of the date of this AIF, with each position and office held by them in the Company and the period of service as such. Each director’s term of office expires at the next annual general meeting.

Name and Position	Province and Country of Residence(1)	Director or Officer since
Dale Corman Chairman, Director, and Chief Executive Officer	British Columbia, Canada	May 3, 2006
Robert Byford (2) (4) Director	British Columbia, Canada	September 22, 2009
Robert Gayton (2) (3) Director	British Columbia, Canada	May 3, 2006
Ian Watson (3) (4) Director	London, United Kingdom	March 31, 2010
David Williams (2) (4) Director	Ontario, Canada	May 3, 2006
Klaus Zeitler (3) Director	British Columbia, Canada	May 3, 2006
Paul West-Sells President and Chief Operating Officer	British Columbia, Canada	November 20, 2008
Julien François, Chief Financial Officer	British Columbia, Canada	May 3, 2006
Cameron Brown Vice President Engineering	Washington State, USA	July 16, 2010
Corey Dean Corporate Secretary	British Columbia, Canada	May 3, 2006

(1)	The information as to country of residence and principal occupation has been furnished by the respective individuals.
(2)	Denotes member of Audit Committee.
(3)	Denotes member of Compensation Committee.
(4)	Denotes member of the Corporate Governance and Nominating Committee.

The principal occupation of Robert Byford, Robert Gayton, Ian Watson, David Williams, Klaus Zeitler, and Corey Dean is not acting as Director or Officer of the Company. Information as to the principal occupation of these Directors and Officer is described in the narratives below.

Dale Corman, B.Sc., P.Eng., has served as Chief Executive Officer, Director, and Chairman of the Board Directors since the Company’s inception in 2006. From 1995 to 2006, he was Chairman of the Board of Directors and Chief Executive Officer of Western Silver Corporation. He has 30 years’ experience as a senior corporate officer of publicly listed companies in Canada and the United States, as well as extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing, and corporate management. Mr. Corman received a B.S. in geology from Rensselaer Polytechnic Institute in Troy, New York, in 1961 and obtained Professional Engineer status in Ontario in 1972. Mr. Corman is a Director of Spanish Mountain Gold [TSV:SPA], NorthIsle Copper and Gold Inc. [TSV-V:NCX], and Copper North Mining Corp. [TSV:COL].

Robert M. Byford, FCA, has served as Director since 2009. He is a former partner of KPMG LLP and Senior Vice President and Director of KPMG Corporate Finance Inc. He has a background in audit and tax and acquired significant experience with numerous public companies during his 39 years with KPMG and predecessor firms. In 1983, Mr. Byford became Managing Partner of the B.C. Region consulting practice and was a founding partner of the firm’s corporate finance practice. Mr. Byford has acted as lead financial adviser on a wide range of finance, divestiture and acquisition transactions in many industry sectors. He was an elected Governor of the Vancouver Stock Exchange and has been a frequent speaker on corporate governance, securities and corporate finance matters. He graduated from Simon Fraser University in 1969 and obtained his professional qualification as a Chartered Accountant in 1971. Mr. Byford is a Director of Goldgroup Mining Inc. [TSX:GGA].

Robert Gayton, B.Comm., Ph.D., FCA, has served as Director, and Chairman of the Audit Committee since the Company’s inception in 2006. Dr. Gayton joined the Faculty of Business Administration at the University of British Columbia in 1965, beginning 10 years in the academic world. Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976 where he provided audit and consulting services to private and public company clients for 11 years. Dr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987. Dr. Gayton is a Director of several public companies: Amerigo Resources Ltd. [TSX:ARG], B2 Gold Corp. [TSX:BTO], Eastern Platinum Limited [TSX & AIM:ELR], Nevsun Resources Ltd. [TSX & NYSE Amex:NSU], LNG Energy Ltd. [TSV:LNG], Quaterra Resources Inc. [TSV:QTA], NorthIsle Copper and Gold Inc. TSV:NCX], Copper North Mining Corp. [TSV:COL], and Silvercorp Metals Inc. [TSX & NYSE:SVM]. Dr. Gayton, F.C.A., holds a Bachelor of Commerce degree from the University of British Columbia, earned the chartered accountant designation while at Peat Marwick Mitchell, and holds a Ph.D. in business from the University of California.

Ian Watson has acted as director since March 2010. Mr. Watson began his career in stockbroking and investment banking in Canada where he became one of the five Executive Committee members of Burns Fry (now BMO Nesbitt Burns). He was a director of Northern Dynasty Minerals from 2003 - 2007, a director of UraMin Inc. from 2005 – 2007, and Chairman and Managing Director of Galahad Gold PLC from 2003 – 2008. Mr. Watson is currently Chairman of Spanish Mountain Gold Ltd [TSV:SPA], Genagro Ltd., Agrifirma Brasil Agropecuária S.A., Lancelot Capital Limited and Lancelot Gold Limited.

David Williams, LL.B., MBA, has served as Director since the Company’s inception in 2006. Mr. Williams currently manages investments for his family holding company and is involved in a number of charitable organizations. He is a Director of Radiant Energy Corporation [TSV:RDT], Atlantis Systems Corp. [NEX:AIQ.H], Tuckamore Capital Management Inc. [TSX:TX]. Mr. Williams holds a Master of Business Administration Degree from Queens University and a Doctor of Civil Laws Degree from Bishops University.

Klaus Zeitler, Ph.D., has served as Director since the Company’s inception in 2006. Dr. Zeitler was the founder and CEO of Inmet from 1987 - 1996. Dr. Zeitler was Senior Vice President of Teck Cominco Limited from 1997 until 2002, and previously was on the Board of Directors of Teck Corp. from 1981 to 1997 and Cominco Limited from 1986 to 1996. Dr. Zeitler is President, CEO, and Director of Amerigo Resources Ltd. [TSX:ARG] and he is the Chairman and a Director of Los Andes Copper Ltd. [TSV:LA], and of Rio Alto Mining Limited [TSX:RIO]. He is also a Director of Vena Resources Inc. [TSX:VEM].

Paul West-Sells, Ph.D., has served as President and Chief Operating Officer since March 2010. He joined the Company in 2006 as its Senior Metallurgist to provide metallurgical support to the Company’s projects and to lead the advancement of the Casino Project through pre-feasibility engineering. Dr. West-Sells has 20 years’ experience in the mining industry, and was at BHP Billiton, Placer Dome Inc. and Barrick Gold Corporation in a series of increasingly senior roles in research and development and project development. He holds a Ph.D. from the University of British Columbia in metallurgical engineering.

Julien François, CA has served as Vice President, Finance and Chief Financial Officer since the Company’s inception in 2006. He became Controller of Western Silver Corporation in 2005 after having worked at PricewaterhouseCoopers LLP since 2000. Mr. François' experience is concentrated in the mining and high tech sectors. He has also worked extensively on internal control design and assessment projects, both as a consultant and as an external auditor. Mr. François received his Bachelor of Commerce from the University of British Columbia in 2000 and his Chartered Accountant designation in 2004 in British Columbia. He is also Chief Financial Officer of Copper North Mining Corp. [TSV:COL].

Cameron Brown, P. Eng., has served as Vice President, Engineering since July 2010. From 2006 to 2010, Mr. Brown acted as Project Manager for the Company. Mr. Brown has 40 years’ experience in mineral processing and has been responsible for plant maintenance, project management and engineering of major base and precious metal projects. He was formerly Project Manager for Western Silver Corporation and worked for 22 years for Bechtel Mining & Metals in various capacities including; Project Manager, Project Engineering Manager, and Manager of Engineering for Bechtel Mining &Metals (Global).

Corey Dean, B. Comm., L.L.B has served as Corporate Secretary since the Company’s inception in 2006. Mr. Dean has practiced corporate, securities and natural resource law with a focus on corporate finance and mergers and acquisitions since 1981. He was educated at the University of British Columbia where he received his B.Comm. in 1979 and his LL.B. in 1980. Since 1987, he has been a partner of the firm of DuMoulin Black LLP, a law firm focused on corporate finance for public companies, and is currently managing partner of the firm. Mr. Dean has an extensive corporate and securities practice with particular emphasis on mergers and acquisitions as well as public and private financings and corporate governance matters. He has advised numerous clients in listing matters on stock exchanges and in cross border financings. He acts as counsel for corporate clients engaged in various industry sectors but primarily in mineral exploration, development and operations. Mr. Dean is an officer of Bear Creek Mining Corporation [TSV:BCM], Copper North Mining Corp. [TSV:COL], and Rio Cristal Resources [TSVB:RCZ].

Control of Securities

As at March 23, 2012, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, and aggregate of 7,450,367 common shares of the Company, representing approximately 8.0% of the issued and outstanding common shares of the Company. In addition, the directors and executive officers of the Company as a group held 2,925,000 stock options for the purchase of common shares of the Company. The stock options are exercisable at prices ranging from $0.55 and $2.84 per common share and expire between 2012 and 2016. Of the total stock options held by directors and executive officers, 1,456,665 stock options had vested as at March 23, 2012. One of the directors also holds 100,000 warrants with an exercise price of $2.60 per common share. The warrants expire December 4, 2012.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed below, to the knowledge of the Company, none of the Company's directors or executive officers or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is, at the date of this AIF, or was within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of the disclosure above, an "order" means (a) a cease trade order, including a management cease trade order, (b) an order similar to a cease trade order, or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

Other than as disclosed below, to the knowledge of the Company, no director or executive officer of the Company or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(i)

is, at the date of this AIF, or has been within the ten years before the date this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)

has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

1.

Robert Gayton was a director of Newcoast Silver Mines Ltd. at the date of a Cease Trade Order by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004, respectively.

2.	David Williams was a director of the reporting issuers when the following events occurred:

On June 30 2010, Roador was delisted from the TSX Venture Exchange for failure to file financial statements. The OSC and BSC issued cease trade orders on Roador in early February 2011. Roador continues as a viable business and is in the process of seeking an alternate exchange listing. The cease trade orders are still in effect.

On May 29, 2001 a cease trade order was issued against Octagon by the British Columbia Securities Commission for failure to file an annual report for the company’s fiscal year ended December 31, 2000, and was revoked on August 28, 2001. The British Columbia Securities Commission issued another cease trade order on June 2, 2004, and the Alberta Securities Commission issued a cease trade order on June 8, 2004, both for being in default of requirements concerning filing financial statements.

Octagon was suspended from the TSX-Venture on June 3, 2004 as a result of the issuance of the June 2, 2004 cease trade order, and was delisted from the NEX on September 29, 2004 for failure to pay the required sustaining fees.

On June 12, 2001, Octagon’s trustee sent a proposal to unsecured creditors of Octagon (the “Proposal”) pursuant to the Bankruptcy and Insolvency Act. A majority of the unsecured creditors approved the Proposal at a general meeting of the unsecured creditors held on June 25, 2001. Octagon has since been dissolved by the British Columbia Ministry of Finance effective August 15, 2003.

Conflicts of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company and its properties are not currently subject to, and were not during the Company's most recently completed financial year subject to, any legal proceedings, nor are any proceedings known to be contemplated that involve a claim for damages in an amount that excluding interest and costs exceeds 10% of the current assets of the Company.

No penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority and the Company did not enter into any settlement agreements before a court in respect of securities legislation or with a securities regulatory authority during the most recently completed financial year or prior to the date of this AIF.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, to the knowledge of the Company, none of the following persons has had any material interest, direct or indirect, in any transaction during the Company's three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company:

(b)	a director or executive officer of the Company;

(c)	a person or company that beneficially owns, or controls or directs, directly or indirectly more than 10% of any class or series of the outstanding voting securities of the Company; and\

(d)	an associate or affiliate of any of the persons or companies referred to in the above paragraphs (a) or (b).

The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The interests of these companies may differ from time to time. See "Risk Factors – Conflicts of Interest" and "Conflicts of Interest".

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent of the Company is Computershare at its offices in Vancouver, British Columbia, at 510 Burrard Street, Vancouver, BC, V6C 3B9, in Toronto, Ontario, and in Denver, Colorado, USA.

MATERIAL CONTRACTS

The Company has entered into the following material contracts, other than in the ordinary course of business:

  Option Agreement dated July 2002 between CRS Copper Resources Corp. and Great Basin Gold Ltd. Refer to “Mineral Properties – Casino Project”.

  Warrant Indenture dated December 22, 2010 between Western Copper and Gold Corporation and Computershare Trust Company of Canada.

  Supplemental Indenture No. 1 dated October 17, 2011 among Western Copper and Gold Corporation, Copper North Mining Corp., NorthIsle Copper and Gold Inc. and Computershare Trust Company of Canada.

  Amended and Restated Arrangement Agreement dated August 30, 2011 between Western Copper Corporation, NorthIsle Copper and Gold Inc., Copper North Mining Corp. and Others.

NAMES AND INTERESTS OF EXPERTS

The information of a scientific or technical nature regarding the Casino Project is based on the technical report entitled, "Casino Project, NI 43-101 Technical Report, Pre-Feasibility Study Update, Yukon Territory, Canada – Revision 1" dated May 17, 2011 and prepared by Conrad E. Huss, P. Eng., Gary Giroux, P. Eng., MASc., and Michael G. Hester, FAus IMM, Scott Casselman, P.Geo., Thomas L. Drielick, P.E., Bruno Borntraeger, P.Eng., and Jesse L. Duke, P. Geo. each of whom is a qualified person pursuant to NI 43-101.

To the best of the Company’s knowledge, none of the above persons, held at the time of preparing the report, received after preparing the report, or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates in connection with the preparation or certification of the report prepared by such person. None of the above persons is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or any associate or affiliate of the Company.

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP report that they are independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia, Canada.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Audit Committee Charter, as approved by the Company’s Board of Directors, is included in Schedule A of this AIF.

Audit Committee composition and relevant education and experience

The Audit Committee is comprised of Robert Gayton (Chair), Robert Byford, and David Williams. All three members are independent and are financially literate, as described in National Instrument 52-110 – Audit Committees (“NI 52-110”). Please refer to the “Directors and Officers” section of this AIF for a detailed description of each member’s education and experience relevant to being a member of the Audit Committee.

Reliance on Certain Exemptions

Since the commencement of 2011, Western’s most recently completed financial year, the Company has not relied on:

a.	The exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services);
b.	The exemption in section 3.2 of NI 52-110 (Initial Public Offerings);
c.	The exemption in section 3.4 of NI 52-110 (Events Outside Control of Member);
d.	The exemption in section 3.5 of NI 52-110 (Death, Disability or Resignation of Audit Committee Member); or
e.	An exemption from of NI 52-110, in whole or in part, granted from Part 8 (Exemptions).

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

Since the commencement of 2011, Western’s most recently completed financial year, the Company has not relied on the exemption in subsection 3.3(2) of NI 52-110 (Controlled Companies) or section 3.6 of NI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances).

Reliance on Section 3.8

Since the commencement of 2011, Western’s most recently completed financial year, the Company has not relied on the exemption in section 3.8 of NI 52-110 (Acquisition of Financial Literacy) as all members of the Audit Committee are financially literate.

Audit Committee Oversight

At no time since the commencement of 2011, Western’s most recently completed financial year, has a recommendation of the Audit Committee to nominate or compensate an external auditor, not been adopted by the Board of Western.

Pre-approval policies and procedures

All audit, audit related, tax, and non-audited services to be performed by the external audit firm are pre-approved by the Audit Committee. Before approval is given, the Audit Committee examines the independence of the external auditor in relation to the services to be provided and assesses the reasonableness of the fees to be charged for such services.

External auditor service fees (by category)

The following table sets forth the aggregate professional fees billed to the Company by its external auditor, PricewaterhouseCoopers LLP, during each year ended December 31, 2011 and 2010.

	Year ended December 31,
	2011	2010
Audit Fees	$101,500	$90,000
Audit Related Fees	$97,700	$25,000
Tax Fees	$46,870	$20,620
All Other Fees	-	-
Total	$246,070	$135,620

Audit Fees are professional fees billed for the audit of the Company’s annual consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with regular statutory or regulatory filings.

Audit Related Fees are professional fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”. The total noted in the table above includes amounts billed for assurance services in connection with filings required for the public offering completed in December 2010 and for the Arrangement.

Tax Fees are professional fees billed for tax return preparation and advice related to tax compliance.

All Other Fees include fees billed for services other than disclosed in any other category.

ADDITIONAL INFORMATION

General

Information relating to the Company may be found under the Company’s profile on the SEDAR website at www.sedar.com. The information available at www.sedar.com includes copies of the full text of the technical report prepared for the Company in respect to the Casino Project described herein.

Additional financial information is provided in the Company’s audited annual consolidated financial statements and management’s discussion and analysis as at and for the year ended December 31, 2011. This information is also available under the Company’s profile on SEDAR at www.sedar.com.

Schedule A
Audit Committee Charter

A.	PURPOSE

The Board of Directors of the Corporation has an overall responsibility to oversee the affairs of the Corporation for the benefit of the shareholders. The Committee is appointed by the Board to assist the Board in fulfilling its financial oversight responsibilities. The Committee’s primary duties and responsibilities are to:

  review the effectiveness of the overall process of identifying and addressing material, financial- related business risk and the adequacy of the related disclosure;
  monitor the integrity of the Corporation’s financial reporting process and systems of internal controls regarding finance, accounting and legal compliance;
  monitor the independence and the performance of the Corporation’s external auditors;
  provide an avenue of communications among the external auditors, management and the Board of Directors;
  encourage adherence to, and continuous improvement of, the Corporation’s policies, procedures and practices relating to financial matters at all levels; and
  maintain an effective complaints procedure.
B.	COMPOSITION AND MEETINGS

The Committee shall be comprised of a minimum of three or more directors, as determined by the Board, each of whom shall meet the independence requirements of the relevant securities exchanges and regulatory agencies as may apply from time to time. Each member will be independent of management and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment. All members of the Committee must be financially literate. Financially literate means that the member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

The Committee members shall be appointed by the Board at its first meeting following each annual shareholders’ meeting. If the Committee Chair is not designated by the Board, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Committee meetings may be held in person, by telephone conference or by video conference. A majority of the members of the Committee present in person, by teleconferencing or by videoconferencing will constitute a quorum.

The Committee may invite the Corporation's external auditors, the Chief Financial Officer ("CFO"), and such other persons as deemed appropriate by the Committee, to attend meetings of the Committee. The Committee shall meet at least annually with management and the external auditors to discuss any matters that the Committee or each of these groups believes should be discussed. In addition, a portion of each Committee meeting shall be held, in camera, without any member of management being present.

Schedule A
Audit Committee Charter

C.	POWER AND AUTHORITY

The Committee shall have:

1.	the power to conduct or authorize investigations into any matter within the scope of its responsibilities;

2.	the right to engage independent legal, accounting or other advisors as it determines necessary to carry out its duties and the right to set the compensation for any advisors employed by the Committee;

3.	the right at any time and without restriction to communicate directly with the CFO, other members of management who have responsibility for the audit process and external auditors; and

4.	such other powers and duties as may be delegated to it from time to time by the Board.

D.	RESPONSIBILITIES AND DUTIES - DETAIL

Review Procedures

The Committee shall:

1.

review with the external auditors, in advance of the audit, the audit process and standards, as well as regulatory or Corporation-initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles;

2.

review with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation and the manner in which these matters are being disclosed in the financial statements; the appropriateness and disclosure of any off-balance sheet matters; and disclosure of related-party transactions;

3.

meet at least annually with the external auditors separately from management to review the integrity of the Corporation's financial reporting processes, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, performance of internal audit management, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting and the degree of compliance of the Corporation with prior recommendations of the external auditors. The Committee shall review with management any matters raised by the external auditors and direct management to implement such changes as the Committee considers appropriate, subject to any required approvals of the Board arising out of the review;

4.	discuss with management significant financial or other risk exposures and the steps management has taken to monitor, control and report such exposures;

5.

review the Corporation’s annual audited financial statements and management discussion and analysis prior to public disclosure and make recommendations to the Board respecting approval of the audited financial statements;

Schedule A
Audit Committee Charter

6.

review with management, the Corporation’s interim financial results and management discussion and analysis prior to public disclosure. Discuss any significant changes to the Corporation’s accounting principles and any items required to be communicated by the external auditors. If the statements are to be reviewed by the auditors, the Committee shall consult with the auditors as required during the process. The Committee shall make recommendations to the Board respecting approval of the interim financial statements or, if authorized to do so by the Board, approve the interim statements and MD&A; and

7.

periodically assess the procedures in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure of the statements themselves, and satisfy itself that those procedures are satisfactory. If the procedures are not considered satisfactory, the Committee should work with management to revise the procedures appropriately.

External auditors

1.

The external auditors shall report and are accountable directly to the Committee. The Committee shall at least annually review the independence and performance of the external auditors. It shall recommend to the Board of Directors the external auditors to be approved at a shareholders' meeting and recommend to the Board any discharge of auditors when circumstances warrant. If the auditors are not to be reappointed, the Committee shall select and recommend a suitable alternative.

2.

The Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

3.

The Committee is responsible for approving the fees and other significant compensation to be paid to the external auditors, and pre-approving, subject to ratification by the Board, any non-audit services that the auditor may provide. The Committee may delegate certain pre-approval functions for non- audit services to one or more independent members of its Committee if it first adopts specific policies and procedures respecting same and provided such decisions are presented to the full Committee for approval at its next meeting.

4.	On an annual basis, the Committee should review and discuss with the external auditors all significant relationships they have with the Corporation that could impair the auditor’s independence.

5.	The Committee shall review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

6.

The Committee shall obtain from the external auditors confirmation that the external auditors are a 'participating audit' firm for the purpose of National Instrument 52-108 Auditor Oversight and are in compliance with governing regulations.

Schedule A
Audit Committee Charter

E.	DUTIES AND RESPONSIBILITIES - GENERAL

The Committee shall:

1.

on at least an annual basis, review with the Corporation’s counsel, any legal matters that could have a significant impact on the organization’s financial statements, the Corporation’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies;

2.

annually prepare a report to shareholders to be included in the Corporation’s annual information circular as required by applicable securities laws. The Chairman of the Committee, or other member appointed by the Chair, will review all disclosure documents to be issued by the Corporation relating to financial matters, including news releases, annual information forms and information circulars;

3.	review and assess the adequacy of this Charter at least annually and submit it to the Board for approval;

4.	annually evaluate the Committee's performance and report its findings to the Board;

5.	maintain minutes of meetings and periodically report to the Board on significant results of the Committee’s activities; and

6.	perform any other activities consistent with this Charter, the Corporation’s documents, and governing law, as the Committee or the Board deems necessary or appropriate.

F.	COMPLAINTS PROCEDURE

Complaints regarding accounting, internal accounting controls, or auditing matters may be submitted to the Committee, attention: The Chair. Complaints may be made anonymously and, if not made anonymously, the identity of the person submitting the complaint will be kept confidential. Upon receipt of a complaint, the Chair will conduct or designate a member of the Committee to conduct an initial investigation. If the results of that initial investigation indicate there may be any merit to the complaint, the matter will be brought before the Committee for a determination of further investigation and action. Records of complaints made and the resulting action or determination with respect to the complaint shall be documented and kept in the records of the Committee for a period of three years.